UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 2, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Letter Agreement with YAII PN, Ltd. (“YAII”) dated February 1, 2024 (the “Letter Agreement”), which amends and supplements the Standby Equity Purchase Agreement dated February 23, 2023 (the “SEPA”) pursuant to which, among other things, YAII advanced to the Company Pre-Paid Advances in the aggregate of $2,000,000 evidenced by a convertible promissory note issued to YAII dated May 23, 2023 as amended by that Letter Agreement dated July 27, 2023 (the “May Pre-Paid Advance”).

Pursuant to the Letter Agreement, the Company agreed to make payments to YAII, which may include proceeds of Advances (as defined in the SEPA) under the SEPA, to repay the amounts outstanding under the May Pre-Paid Advance plus Payment Premium (as defined in the SEPA), until all such amounts are fully repaid, and shall use commercially reasonable best efforts to do so by April 1, 2024. The Letter Agreement further provided that any proceeds from any capital raise after April 1, 2024, other than Advances under the SEPA, will be utilized to pay down outstanding principal, outstanding default interest and Payment Premium under the May Pre-Paid Advance.

The Company agreed to pay a fee to YAII equal to $200,000, of which $100,000 shall be payable from the next Advance after the date of the Letter Agreement and $100,000 shall be payable by April 1, 2024 (the “Second Tranche Fee”); provided, that the Second Tranche Fee will not be due if the total amount due and outstanding under the May Pre-Paid Advance is paid in full by April 1, 2024.

The Company further agreed to issue to YAII a 5-year warrant to purchase 250,000 ordinary shares of the Company at an exercise price of $0.0022 per share (the “Warrant”). Such ordinary shares issuable upon exercise of the Warrant have demand registration rights, and the Company further agreed to register additional ordinary shares that may be issued pursuant to the SEPA as provided in the Letter Agreement.

Exhibit No.	Description

4.1	Warrant to YAII PN, Ltd.
10.1	Letter Agreement with YAII PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 2, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer